FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 4/2/2009
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy — 2nd floor
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s presentation at the 2009 investor day.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.
By: /s/ Roberto Philipps
Name: Roberto Philipps
Title: Chief Financial Officer
Dated: April 2, 2009

2 Forward-Looking Statements This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, "Ternium") that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward- looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium's business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

3 08:00am Breakfast and registration 08:45am Presentation by Daniel Novegil, CEO 09:45am Coffee break 10:00am Q&A with Ternium's management 11:00am Closing remarks Event Schedule

4 Market Overview: New Competitive Landscape Conclusion Management Initiatives Ternium's Strategic Positioning

5 Market Overview: New Competitive Landscape Conclusion Management Initiatives Ternium's Strategic Positioning

6 Market overview Impact of crisis on world steel consumption Source: WSD(1)/WSA/Ternium Steel capacity utilization (%) Jan '09 Ternium (crude steel): Average 76%, Ternium Mexico 87%, Ternium Siderar 63% World Steel Consumption (million tonnes) (1)

7 Source: CRU/WSD/Fed * '09 assuming -30% Iron Ore, -58% Coal, taxes and export costs included HRC price and cost (in constant US$/ton, base March^09) Market overview International HRC price Supply driven market Downward trend in costs Privatization Cost pushed Demand driven market Surge in costs Consolidation Price pulled New competitive landscape

8 Market overview New competitive landscape From globalization to regionalization, trade barriers; regional focus, value added Uneven reduction in raw material prices and currency devaluation; production flexibility and cost competitiveness Overcapacity in net exporting regions; slab availability Further consolidation, inefficient capacity shutdown

9 Market Overview: New Competitive Landscape Conclusion Management Initiatives Ternium's Strategic Positioning

10 Source: Ternium estimates/Corporate Websites/Inda Product mix - Top Players in Latin America (2008 finished steel shipments of Latin American units, in tonnes) Ternium's strategic positioning Regional leadership, strong market share, downstream integration, diversified product mix Cost advantages relative to competitors Flexibility (integrated, minimill, slab re-rolling) Experienced management team with successful track record Hot rolled Cold rolled Coated Long

11 Source: WSD/Ternium estimates assuming -30% ore, -58% coal Ternium's Iron Ore supply 2009e (mtpy) Iron ore self-sufficiency at 72% in 2009 Cost reductions Post Crisis (US$/ton) HRC Cash Cost Pre-crisis cost Post-crisis cost Ternium's strategic positioning Cost advantages relative to competitors USA Minimill

12 Nat. Gas Scrap 3rd Parties Electricity Mexico Argentina 3rd Parties Slabs Coking Coal Flat steel facilities. Utilization rates as of March'09 Ternium's strategic positioning Production flexibility Iron Ore Market Market

13 Ternium's strategic positioning Cost Competitiveness Market to Capacity High High Low US Latin America CIS Japan Competitive edge in new environment: High market share, downstream integration and high value added Low cost, production flexibility Europe China

14 Market Overview: New Competitive Landscape Conclusion Management Initiatives Ternium's Strategic Positioning

15 Management initiatives Rapid reduction of working capital Production cuts and transfers between Production Units Halting all steel and raw material procurement CAPEX reductions, re-assessment of expansion plans Improvement of financial position Cost reductions, contract renegotiations, headcount adjustments Increase market share, import substitution

16 Slab purchases (thousand tonnes) Management initiatives Production and steel purchase reduction Crude steel production (million tonnes) Production cuts in line with demand levels and working capital reduction plans Priorization of lower cost inputs and facilities Steel purchasing minimized, in part replaced by intercompany transfers Source: Ternium

17 Management initiatives Inventory reduction De-stocking of raw materials, semis and finished steel Steel inventories (thousand tonnes) Raw material inventories (thousand tonnes) Source: Ternium

18 Management initiatives Capex reduction Complete re-assessment of capex program Re-negotiating contracts with suppliers Expansion plans being re-evaluated: expansion in Argentina suspended, project in Mexico currently in design stage -452 Capex (million US$) 2008 2009 ID 2008 Actual Plan Source: Ternium

19 Management initiatives Cost reduction Headcount reduction Comprehensive cost reduction program Contract renegotiations with suppliers Re-assignments, headcount reduction, temporary layoffs Source: Ternium

20 Cash position of US$1.2 billion as of March 31, 2009 Net Debt of US$1.8 billion as of March 31, 2009 Management initiatives Net debt reduction Net debt position (billion US$) Source: Ternium

21 Market Overview: New Competitive Landscape Conclusion Management Initiatives Ternium's Strategic Positioning

22 Conclusion: Ternium will weather the storm and will succeed in new competitive landscape Local focus, strong market share in domestic markets, downstream integration Flexible producer, cost advantages relative to competitors Rapid response to downturn, productive re-configuration, cost reduction initiatives, financial position improvement Management team with successful track record and crisis management experience Strong fundamentals

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